Filed pursuant to Rule 424(b)(3)
File No. 333-202279

Grant Park Fund October 2016 Update
November 22, 2016

Supplement dated November 22, 2016 to Prospectus dated April 29, 2016
Class	Oct ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-3.64%	-2.26%	$9.46M	$1,068.157
B	-3.69%	-2.84%	$101.06M	$878.465
Legacy 1	-3.45%	-0.48%	$1.29M	$833.506
Legacy 2	-3.47%	-0.70%	$0.56M	$816.408
Global 1	-3.37%	0.55%	$35.49M	$822.223
Global 2	-3.37%	0.56%	$2.09M	$807.525
Global 3	-3.51%	-0.83%	$20.93M	$707.729
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES
Sector Commentary

Currencies:  The British pound and the euro declined after U.K. Prime Minister May announced a plan to exit the Eurozone faster than expected.  Speculation over a U.S. interest rate hike also weakened the currencies, including the Japanese yen.   The Canadian dollar weakened due to falling oil prices and on discussion the Bank of Canada could possibly lower interest rates.

Energy:  Crude oil prices declined on doubts OPEC members and Russia will agree to cut crude oil production.  Natural gas markets rose due to expectations of high demand this winter.

Equities:  U.S. equity markets finished lower, pressured by oil company stocks and political uncertainty.  European equities rose due to a weaker British currency, on speculation about a U.S. interest rate hike and on better-than-expected economic data.

Fixed Income:  Global fixed income markets declined on rising expectations of a December rate hike. Bund prices fell over two percent as gains in crude oil and recovery in equities reduced demand for the safe-haven asset.  Gilt prices declined after the European Central Bank conducted informal meetings to decide how to taper or end its quantitative easing initiatives.

Grains/Foods:  Grains and soybeans markets rose on strong demand and exports.  Sugar prices declined due to elevated supplies.  Coffee prices rose over eight percent as fears over supplies were reinforced by the International Coffee Organization, which flagged potential setbacks to forthcoming harvests in Brazil, Colombia, Indonesia and Vietnam; the world's four biggest coffee producing countries.

Metals:  Precious metals markets declined as demand decreased with rising expectations of an interest rate hike in December.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
 President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE
WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended October 31, 2016

STATEMENT OF INCOME

Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	-$3,500,783	$12,457,168
Change In Unrealized Income (Loss)	-2,196,120	-3,272,066
Brokerage Commission	-73,221	-937,591
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-151,805	-1,567,381
Change in Accrued Commission	8,773	17,163
Net Trading Income (Loss)	-5,913,156	6,697,293

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$64,303	$734,532
Interest, Other	35,628	377,124
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	-5,813,225	7,808,949

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	-42,141	643,438
Operating Expenses	36,682	422,619
Organization and Offering Expenses	42,434	489,277
Brokerage Expenses	673,626	8,191,405
Dividend Expenses	0	0
Total Expenses	710,601	9,746,739

Net Income (Loss)	-$6,523,826	-$1,937,790

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$181,737,314	$213,734,838
Additions	0	110,450
Net Income (Loss)	-6,523,826	-1,937,790
Redemptions	-4,332,877	-41,026,887
Balance at October 31, 2016	$170,880,611	$170,880,611

PERFORMANCE SUMMARY BY CLASS

Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR Year to Date ROR
A	$1,068.157	8,853.32139	$9,456,736	-3.64%	-2.26%
B	$878.465	115,042.42737	$101,060,765	-3.69%	-2.84%
Legacy 1	$833.506	1,548.52781	$1,290,707	-3.45%	-0.48%
Legacy 2	$816.408	686.07088	$560,113	-3.47%	-0.70%
Global 1	$822.223	43,163.26365	$35,489,842	-3.37%	0.55%
Global 2	$807.525	2,590.82306	$2,092,154	-3.37%	0.56%
Global 3	$707.729	29,573.88458	$20,930,294	-3.51%	-0.83%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership